Exhibit 99.1

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CNinsure Reports Second Quarter and First Half 2011 Unaudited Financial Results

–Non-GAAP Net Income Attributable to the Company’s Shareholders Up 19.5% Year-over-Year–

GUANGZHOU, August 29, 2011 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the second quarter and first half ended June 30, 2011.1

Financial Highlights:

Highlights for Second Quarter 2011

•	Total net revenues: RMB400.7 million (US$62.0 million), representing an increase of 32.2% from the corresponding period of 2010.

•	Operating income: RMB103.8 million (US$16.1 million), representing an increase of 15.1% from the corresponding period of 2010.

•

Excluding net income from discontinued operations[2], investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business, adjusted net income attributable to the Company’s shareholders (non-GAAP): RMB108.1 million (US$16.7 million), representing an increase of 19.5% from the corresponding period of 2010.

•

Excluding net income from discontinued operations, investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business, diluted net income per ADS(non-GAAP): RMB2.114 (US$0.327), representing an increase of 11.2%, respectively, from the corresponding period of 2010.

Highlights for First Half 2011

•	Total net revenues: RMB714.4 million (US$110.5 million), representing an increase of 30.5% from the corresponding period of 2010.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4635 to US$1.00, the effective noon buying rate as of Jun 30, 2011 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Following the sale of Beijing Datong Investment Management Co., Ltd. (“Datong”), a company primarily engaged in the distribution of life insurance products, to Winner Sight Global Limited, an affiliated entity of Warburg Pincus LLC, on March 25, 2011, the Company is required to present its financial results on a continuing and discontinued basis. Profits and losses related to Datong are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

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•	Operating income: RMB192.5 million (US$29.8 million), representing an increase of 23.0% from the corresponding period of 2010.

•

Excluding net income from discontinued operations, investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business, adjusted net income attributable to the Company’s shareholders (non-GAAP): RMB190.8 million (US$29.5 million), representing an increase of 27.3% from the corresponding period of 2010. Net income from discontinued operations: RMB157.3 million (US$24.3 million), representing an increase of 778.6% from the corresponding period of 2010.

•

Excluding net income from discontinued operations, investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business, adjusted diluted net income per ADS (non-GAAP): RMB3.724 (US$0.576), respectively, representing an increase of 17.6% from the corresponding period of 2010.

Commenting on the second quarter financial results, Mr. Yinan Hu, CNinsure’s chairman and chief executive officer, stated, “We are pleased to report another quarter of solid results that continued to outpace industry average and beat management’s previous estimate despite inflation pressure and the industry slowdown.”

Financial Results for the Second Quarter Ended June 30, 2011

Total net revenues were RMB400.7 million (US$62.0 million) for the second quarter of 2011, representing an increase of 32.2% from RMB303.1 million for the corresponding period of 2010. The increase was primarily driven by the growth of sales volume and rising P&C insurance commission rate.

Total operating costs and expenses were RMB296.9 million (US$45.9 million) for the second quarter of 2011, representing an increase of 39.4% from RMB212.9 million for the corresponding period of 2010.

Commissions and fees expenses were RMB205.2 million (US$31.7 million) for the second quarter of 2011, representing an increase of 48.1% from RMB138.5 million for the corresponding period of 2010. The increase was primarily due to sales growth and largely tracked the increase in commission paid-out ratio to sales agents.

Selling expenses were RMB19.3 million (US$3.0 million) for the second quarter of 2011, representing an increase of 22.4% from RMB15.8 million for the corresponding period of 2010, primarily due to sales growth and increased headcount and salary for sales outlets.

General and administrative expenses were RMB72.4 million (US$11.2 million) for the second quarter of 2011, representing an increase of 23.5% from RMB58.6 million for the corresponding period of 2010. The increase was primarily attributable to the following:

(1)	an increase of 31.3% in payroll expense from RMB20.1 million for the second quarter of 2010 to RMB26.4 million (US$4.1 million) for the second quarter of 2011 primarily due to pay raises; and

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(2)	an increase of 29.9% in amortization of intangible assets from RMB5.0 million for the second quarter of 2010 to RMB6.5 million (US$1.0 million) for the second quarter of 2011, largely as a result of the acquisitions made in the second half of 2010;

As a result of the foregoing factors, operating income was RMB103.8 million (US$16.1 million) for the second quarter of 2011, representing an increase of 15.1% from RMB90.2 million for the corresponding period of 2010. Operating margin was 25.9% for the second quarter of 2011, compared to 29.7% for the corresponding period of 2010.

Interest income for the second quarter of 2011 was RMB13.1 million (US$2.0 million), representing an increase of 114.6% from RMB6.1 million for the corresponding period of 2010, primarily due to increase in bank deposits and RMB interest rate.

Income tax expense for the second quarter of 2011 was RMB22.8 million (US$3.5 million), representing a decrease of 4.7% from RMB23.9 million for the corresponding period of 2010. The effective income tax rate applicable to the Company was 19.5% for the second quarter of 2011, compared to 19.2% for the corresponding period of 2010.

Net income from continuing operations was RMB97.5 million (US$15.1 million) for the second quarter of 2011, representing a decrease of 6.4% from RMB104.2 million for the corresponding period of 2010. Net income from continuing operations from the second quarter of 2010 included a RMB20.9 million one-off investment income incurred by business combination achieved in stages, net of tax, related to the Company’s acquisitions of additional 41% equity interests in each of two insurance agencies to increase its equity interests in both agencies from 10% to 51% in the second quarter of 2010.

Net margin for the continuing operations was 24.3% for the second quarter of 2011 compared to 34.4% for the corresponding period of 2010. Excluding one-off investment income incurred by business combination achieved in stages, net of tax, adjusted net margin for the second quarter of 2010 was 27.5%.

Net income from discontinued operations was nil for the second quarter of 2011. Net income from discontinued operations was RMB13.2 million for the second quarter of 2010.

Net income attributable to the Company’s shareholders was RMB100.2 million (US$15.5 million) for the second quarter of 2011, representing a decrease of 15.5% from RMB118.6 million for the corresponding period of 2010.

Excluding net income from discontinued operations and the afore-mentioned investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business, net income attributable to the Company’s shareholders (non-GAAP) was RMB108.1 million (US$16.7 million) for the second quarter of 2011, representing an increase of 19.5% from RMB90.4 million from the corresponding period of 2010.

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Basic net income per ADS from continuing operations was RMB2.001 (US$0.310) for the second quarter of 2011, representing a decrease of 13.4% from RMB2.312 for the corresponding period of 2010. Fully diluted net income per ADS from continuing operations was RMB1.961 (US$0.303) for the second quarter of 2011, representing a decrease of 11.6% from RMB2.218 from the corresponding period of 2010.

Basic net income per ADS was RMB2.001 (US$0.310) for the second quarter of 2011, representing a decrease of 23.0% from RMB2.600 for the corresponding period of 2010. Fully diluted net income per ADS was RMB1.961 (US$0.303) for the second quarter of 2011, representing a decrease of 21.4% from RMB2.494 for the corresponding period of 2010.

Non-GAAP adjusted fully diluted net income per ADS which excluded net income from discontinued operations and the afore-mentioned investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business, was RMB2.114 (US$0.327), representing an increase of 11.2% from RMB1.901 for the corresponding period of 2010.

As of June 30, 2011, the Company had RMB2.4 billion (US$379.0 million) in cash and cash equivalents.

Financial Results for the First Half Ended June 30, 2011

Total net revenues for the first half ended June 30, 2011 were RMB714.4 million (US$110.5 million), representing an increase of 30.5% from RMB547.6 million for the corresponding period of 2010. The increase was primarily driven by the growth of sales volume and rising P&C insurance commission rate.

Total operating costs and expenses were RMB521.9 million (US$80.7 million) for the first half of 2011, representing an increase of 33.4% from RMB391.1 million for the corresponding period of 2010.

Commissions and fees expenses were RMB358.7 million (US$55.5 million) for the first half of 2011, representing an increase of 39.9% from RMB256.5 million for the corresponding period of 2010. The increase was primarily due to sales growth and largely tracked the increase in commissions paid-out to sales agents.

Selling expenses were RMB38.0 million (US$5.9 million) for the first half of 2011, representing an increase of 38.5% from RMB27.4 million for the corresponding period of 2010, primarily due to sales growth and increased headcount and salary in sales outlets.

General and administrative expenses were RMB125.3 million (US$19.4 million) for the first half of 2011, representing an increase of 16.8% from RMB107.2 million for the corresponding period of 2010. The increase was primarily attributable to the following:

(1)	an increase of 60.4% in amortization of intangible assets from RMB8.3 million for the first half of 2010 to RMB13.3 million (US$2.1 million) for the first half of 2011, largely as a result of the acquisitions in 2010;

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(2)	an increase of 27.2% in payroll expense from RMB38.3 million for the first half of 2010 to RMB48.7 million (US$7.5 million) for the first half of 2011, largely as a result of the raise in salary for employees starting from the first quarter of 2011; and

(3)	an increase of 10.1% in depreciation of fixed assets from RMB8.9 million for the first half of 2010 to RMB9.8 million (US$1.5 million) for the first half of 2011.

This increase in the general and administrative expenses was offset by a decrease of 71.5% in share-based compensation expenses from RMB10.4 million for the first half of 2010 to RMB3.0 million (US$0.5 million) for the first half of 2011, as a result of stock option forfeiture in the first quarter of 2011 as various directors, officers and employees failed to meet certain key performance targets in 2010.

Excluding share-based compensation expenses and strategic spending on e-commerce insurance business, general and administrative expenses were RMB118.3 million (US$18.3 million) for the first half of 2011, representing an increase of 22.1% from RMB96.9 million for the corresponding period of 2010.

As a result of the foregoing factors, operating income was RMB192.5 million (US$29.8 million) for the first half of 2011, representing an increase of 23.0% from RMB156.5 million for the corresponding period of 2010. Operating margin was 26.9% for the first half of 2011, compared to 28.6% for the corresponding period of 2010.

Interest income for the first half of 2011 was RMB21.8 million (US$3.4 million), representing an increase of 76.8% from RMB12.3 million for the corresponding period of 2010, primarily due to increase in bank deposits and RMB interest rate.

Income tax expense for the first half of 2011 was RMB43.2 million (US$6.7 million), representing a decrease of 4.5% from RMB45.2 million for the corresponding period of 2010. The effective income tax rate applicable to the Company was 20.0% for the first half of 2011, compared to 21.8% for the corresponding period of 2010.

Net income from continuing operations was RMB177.6 million (US$27.5 million) for the first half of 2011, representing an increase of 4.9% from RMB169.3 million for the corresponding period of 2010. Net income from continuing operations for the first half of 2010 included a RMB28.5 million one-off investment income incurred by business combination achieved in stages, net of tax, related to the acquisitions of additional 41% equity interests in each of three insurance agencies to increase its equity interests in the agencies from 10% to 51% in the first half of 2010.

Net margin for the continuing operations was 24.9% for the first half of 2011 compared to 30.9% for the corresponding period of 2010. Excluding one-off investment income incurred by business combination achieved in stages, adjusted net margin for the first half of 2010 was 25.7%.

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Net income from discontinued operations was RMB157.3 million (US$24.3 million) for the first half of 2011, mainly representing a disposal gain from the sale of Datong in the first quarter of 2011. Net income from discontinued operations was RMB17.9 million for the first half of 2010, representing net income from operations of Datong contributed to the group. The year-over-year increase was 778.6%.

Net income attributable to the Company’s shareholders was RMB341.1 million (US$52.8 million) for the first half of 2011, representing an increase of 83.4% from RMB186.0 million for the corresponding period of 2010.

Excluding net income from discontinued operations, investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business, net income attributable to the Company’s shareholders (non-GAAP) was RMB190.8 million (US$29.5 million) for the first half of 2011, representing an increase of 27.3% from RMB149.9 million from the corresponding period of 2010.

Basic net income per ADS from continuing operations was RMB3.665 (US$0.567) for the first half of 2011, representing a decrease of 0.5% from RMB3.684 for the corresponding period of 2010. Fully diluted net income per ADS from continuing operations was RMB3.588 (US$0.555) for the first half of 2011, representing an increase of 1.1% from RMB3.550 from the corresponding period of 2010.

Basic net income per ADS from discontinued operations was RMB3.135 (US$0.485) for the first half of 2011, representing an increase of 699.2% from RMB0.392 for the corresponding period of 2010. Fully diluted net income per ADS from discontinued operations was RMB3.070 (US$0.475) for the first half of 2011, representing an increase of 711.9% from RMB0.378 from the corresponding period of 2010.

Basic net income per ADS was RMB6.800 (US$1.052) for the first half of 2011, representing an increase of 66.8% from RMB4.076 for the corresponding period of 2010. Fully diluted net income per ADS was RMB6.658 (US$1.030) for the first half of 2011, representing an increase of 69.5% from RMB3.928 for the corresponding period of 2010.

Non-GAAP adjusted fully diluted net income per ADS which excluded net income from discontinued operations, investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business was RMB3.724 (US$0.576), representing an increase of 17.6% from RMB3.166 for the corresponding period of 2010.

Recent Developments:

•

On August 17 and June 27, 2011, Shenzhen Inscom E-commerce Co. Ltd. (“Inscom”), an affiliated subsidiary of CNinsure, entered into an e-commerce strategic partnership with China Pacific Property Insurance Co. Ltd. and Sunshine Property and Casualty Insurance Co., Ltd., respectively, pursuant to which both parties of the agreements will expand their scope of cooperation to include online sales and telesales through Inscom’s e-commerce platform. They also agree to enhance collaboration on market development, product design and customer services. Both parties’ network platforms will be interconnected to each other in order to facilitate transaction processing.

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•

On July 15, 2011, CNinsure announced that its affiliated subsidiary, Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd., was granted a three-year Financial Institution Headquarter Treatment (“FIHT”) by Shenzhen Municipal Government. Upon obtaining FIHT, Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. was awarded a RMB8,000,000 cash bonus including a one-off registration bonus and tax benefits, which will be recognized in the third quarter 2011 financial statements. It will also enjoy preferential treatment in the purchase of land and property and housing allowance for its senior management.

•

As of June 30, 2011, CNinsure’s distribution and service network consisted of 582 sales and services outlets operating in 23 provinces, compared to 537[3] sales and service outlets operating in 23 provinces as of June 30, 2010. CNinsure had 44,971 sales agents and 1,364 professional claims adjustors as of June 30, 2011, compared to 35,751[4] sales agents and 1,358 professional claims adjustors as of June 30, 2010.

•

On June 7, 2011, CNinsure was awarded 2010 Insurance Intermediary Star at the 1st Insurance Industry Brand Competitiveness Summit co-hosted by prestigious financial media and websites including Securities Daily and www.jrj.com.

•

Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the second quarter of 2011 each contributed 68.1%, 19.7% and 12.2% of the Company’s total net revenues, respectively, compared to 63.8%, 22.9%[5], 13.3%, respectively, in the corresponding period of 2010.

•

Total spending for the construction of e-commerce platform for the second quarter of 2011 was RMB2.4 million (US$0.4 million), primarily incurred by research and development and payroll for the R&D professionals.

Business Outlook

Going forward, the Company will offer quarterly guidance for total net revenues instead of net income attributable to the Company’s shareholders in view of the increased uncertainty in its net income due to inflationary concerns, strategic spending on e-commerce insurance business and professional fees related to the non-binding going-private proposal that the Board received on May 14, 2011.

CNinsure expects its total net revenues from continuing operations to grow by approximately 22% for the third quarter of 2011 compared to the corresponding period of 2010. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.

[3]	Excluding the sales outlets of Datong.
[4]	Excluding the sales agents of Datong.
[5]	Excluding the operations of Datong.

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Conference Call

The Company will host a conference call to discuss the second quarter and first half 2011 results at

Time:       9:00 pm Eastern Daylight Time on August 29, 2011

or 9:00 am Beijing/Hong Kong Time on August 30, 2011

The dial-in numbers:

United States:	+1-866-549-1292

United Kingdom:	0808-234-6305

Canada:	+1-866-8691-825

Singapore:	800-852-3576

Taiwan:	0080-185-6004

Hong Kong & Other Areas:	+852-3005-2050

China (Mainland):	800-876-8626

Password: 618842#

A replay of the call will be available for 30 days as follows:

+852-3005-2020 (Hong Kong & other areas)

PIN number: 147257#

Additionally, a live and archived web cast of this call will be available at: http://www.mzcan.com/cancast/us/index.php?id=usCISG_69&version=e

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

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Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of August 29, 2011, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to CNinsure’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including 1) non-GAAP net income attributable to shareholders for the second quarter and first half of 2011 and the corresponding period of 2010, representing net income attributable to shareholders excluding net income from discontinued operations, net of tax, and investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business; and 2) non-GAAP diluted net income per ADS for the second quarter and first half of 2011 and the corresponding period of 2010, representing diluted net income per ADS excluding net income from discontinued operations, net of tax, investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business.

The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the net income from discontinued operations, net of tax, and investment income incurred by business combination achieved in stages, net of tax, share-based compensation expense and strategic spending on e-commerce insurance business for the second quarter and the first half of 2011 and the corresponding period of 2010, which were significant in the second quarter and first half of 2011 and the corresponding period of 2010. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP financial measures to non-GAAP financial measures” set forth at the end of this release.

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CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31, 2010	As of June 30, 2011	As of June 30, 2011
	RMB	RMB	US$

ASSETS:

Current assets:
Cash and cash equivalents	1,924,884	2,449,849	379,028
Restricted cash	9,177	6,183	957
Short term investment	—	15,150	2,344
Accounts receivable, net	243,175	167,736	25,951
Insurance premium receivables	92	133	21
Other receivables	67,034	61,994	9,591
Deferred tax assets	5,691	2,574	398
Amounts due from related parties	40,000	—	—
Other current assets	12,372	14,628	2,263

Total current assets	2,302,425	2,718,247	420,553

Non-current assets:
Property, plant, and equipment, net	102,175	93,444	14,457
Goodwill	1,154,373	1,037,985	160,592
Intangible assets, net	145,653	117,085	18,115
Deferred tax assets	6,755	1,635	253
Investment in affiliates	139,116	144,444	22,348
Other non-current assets	3,959	3,708	573

Total non-current assets	1,552,031	1,398,301	216,338

Total assets	3,854,456	4,116,548	636,891

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CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31, 2010	As of June 30, 2011	As of June 30, 2011
	RMB	RMB	US$

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB75,285 and RMB76,408 (US$11,821) as of December 31, 2010 and June 30, 2011, respectively)	89,573	90,446	13,993
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,364 and RMB291 (US$45) as of December 31, 2010 and June 30, 2011, respectively)	1,364	291	45
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB52,725 and RMB43,350 (US$6,707) as of December 31, 2010 and June 30, 2011, respectively)	93,460	71,029	10,989
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB27,158 and RMB25,022 (US$3,871) as of December 31, 2010 and June 30, 2011, respectively)	31,237	28,915	4,474
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB32,134 and RMB13,986 (US$2,164) as of December 31, 2010 and June 30, 2011, respectively)	34,927	50,326	7,786
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB7,800 and Nil as of December 31, 2010 and June 30, 2011, respectively)	37,800	—	—

Total current liabilities	288,361	241,007	37,287

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CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31, 2010	As of June 30, 2011	As of June 30, 2011
	RMB	RMB	US$

Non-current liabilities:
Other tax liabilities (including non-current portion of other tax liabilities of the consolidated VIEs without recourse to CNinsure Inc. of Nil and Nil as of December 31, 2010 and June 30, 2011, respectively)	5,519	10,331	1,598
Deferred tax liabilities (including non-current portion of deferred tax liabilities of the consolidated VIEs without recourse to CNinsure Inc. of Nil and Nil as of December 31, 2010 and June 30, 2011, respectively)	43,513	36,597	5,662

Total non-current liabilities	49,032	46,928	7,260

Total liabilities	337,393	287,935	44,547

Ordinary shares	7,649	7,645	1,183
Additional paid-in capital	2,261,849	2,255,852	349,014
Statutory reserves	136,681	133,148	20,600
Retained earnings	738,165	1,082,788	167,523
Accumulated other comprehensive loss	(83,360)	(91,098)	(14,094)

Total CNinsure Inc. shareholders’ equity	3,060,984	3,388,335	524,226

Noncontrolling interests	456,079	440,278	68,118

Total equity	3,517,063	3,828,613	592,344

Total liabilities and equity	3,854,456	4,116,548	636,891

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Commissions and fees	303,037	400,562	61,973	547,508	713,936	110,456
Other service fees	57	112	17	86	464	72

Total net revenues	303,094	400,674	61,990	547,594	714,400	110,528

Operating costs and expenses:
Commissions and fees	(138,531)	(205,180)	(31,744)	(256,468)	(358,676)	(55,492)
Selling expenses	(15,760)	(19,285)	(2,984)	(27,413)	(37,955)	(5,872)
General and administrative expenses	(58,634)	(72,436)	(11,207)	(107,230)	(125,263)	(19,380)

Total operating costs and expenses	(212,925)	(296,901)	(45,935)	(391,111)	(521,894)	80,744

Income from operations	90,169	103,773	16,055	156,483	192,506	29,784
Other income, net:
Investment income	27,820	—	—	38,050	—	—
Interest income	6,121	13,138	2,033	12,335	21,815	3,375
Others, net	153	278	43	257	1,131	175

Income from continuing operations before income taxes and income of affiliates and discontinued operations	124,263	117,189	18,131	207,125	215,452	33,334
Income tax expense	(23,915)	(22,800)	(3,528)	(45,204)	(43,175)	(6,680)
Share of income of affiliates	3,835	3,080	477	7,335	5,327	824

Net income from continuing operations	104,183	97,469	15,080	169,256	177,604	27,478

Net income from discontinued operations, net of tax	13,158	—	—	17,899	157,253	24,330

Net income	117,341	97,469	15,080	187,155	334,857	51,808

Less: net gain (loss) attributable to noncontrolling interests	(1,295)	(2,776)	(429)	1,171	(6,232)	(964)

Net income attributable to the Company’s shareholders	118,636	100,245	15,509	185,984	341,089	52,772

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:

Basic:

Net income from continuing operations	0.116	0.100	0.015	0.184	0.183	0.029
Net income from discontinued operations	0.014	—	—	0.020	0.157	0.024

Net income	0.130	0.100	0.015	0.204	0.340	0.053

Diluted:

Net income from continuing operations	0.111	0.098	0.015	0.177	0.179	0.028
Net income from discontinued operations	0.014	—	—	0.019	0.154	0.024

Net income	0.125	0.098	0.015	0.196	0.333	0.052

Net income per ADS:

Basic:

Net income from continuing operations	2.312	2.001	0.310	3.684	3.665	0.567
Net income from discontinued operations	0.288	—	—	0.392	3.135	0.485

Net income	2.600	2.001	0.310	4.076	6.800	1.052

Diluted:

Net income from continuing operations	2.218	1.961	0.303	3.550	3.588	0.555
Net income from discontinued operations	0.276	—	—	0.378	3.070	0.475

Net income	2.494	1.961	0.303	3.928	6.658	1.030

Shares used in calculating net income per share:

Basic	912,561,283	1,002,006,986	1,002,006,986	912,529,329	1,003,179,840	1,003,179,840
Diluted	951,230,096	1,022,443,935	1,022,443,935	946,882,743	1,024,631,867	1,024,631,867

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For the Three Months Ended June 30,			For The Six Months Ended June 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	117,341	97,469	15,080	187,155	334,857	51,808
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	7,448	6,746	1,044	13,513	13,954	2,159
Amortization of acquired intangible assets	5,340	6,511	1,007	8,917	13,252	2,050
Allowance for doubtful receivables	2,015	496	77	2,795	(747)	(116)
Compensation expenses associated with stock options	5,817	5,407	837	10,359	2,950	456
Loss (gain) on disposal of property, plant and equipment	(32)	174	27	(122)	207	32

Gain on disposal of subsidiaries	—	—	—	—	(157,253)	(24,329)

Investment income	(27,820)	—	—	(38,050)	—	—

Share of income of affiliates	(3,835)	(3,080)	(477)	(7,335)	(5,327)	(824)

Deferred taxes	5,199	(130)	(20)	4,906	(22,241)	(3,441)
Changes in operating assets and liabilities	(21,129)	16,159	2,500	(37,663)	68,108	10,537

Net cash generated from operating activities	90,344	129,752	20,075	144,475	247,760	38,332

Cash flows from investing activities:

Other investments	—	30,342	4,694	(325)	(14,900)	(2,305)
Purchase of property, plant and equipment	(8,255)	(13,652)	(2,112)	(11,845)	(15,862)	(2,454)
Proceeds from disposal of property and equipment	394	596	92	709	712	110
Acquisition of subsidiaries, net of cash acquired	(149,021)	—	—	(195,318)	—	—

Repayments to related parties	(207)	—	—	(17,438)	—	—
Decrease (increase) in restricted cash	977	1,497	232	(8,360)	2,993	463
Proceeds from disposal of subsidiaries, net of cash	—	—	—	(2,527)	394,463	61,029

Net cash generated from (used in) investing activities	(156,112)	18,783	2,906	(235,104)	367,406	56,843

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	For the Three Months Ended June 30,			For The Six Months Ended June 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$

Cash flows from financing activities:

Payment for contingent consideration	(17,400)	—	—	(102,780)	(100,000)	(15,471)
Acquisition of additional interest in a subsidiary	—	—	—	(2,410)	—	—
Increase in capital injection by noncontrolling interests	4,605	4,800	743	5,405	6,487	1,004
Repayments from related parties	50,531	—	—	50,657	20,000	3,094
Proceeds on exercise of stock options	2,640	810	125	2,640	4,772	738
Repurchase of ordinary shares	—	—	—	—	(13,722)	(2,123)

Dividends paid	(40,122)	—	—	(40,122)	—	—

Net cash used in financing activities	254	5,610	868	(86,610)	(82,463)	(12,758)

Net increase (decrease) in cash and cash equivalents	(65,514)	154,145	23,849	(177,239)	532,703	82,417
Cash and cash equivalents at beginning of period	1,346,181	2,301,771	356,118	1,457,890	1,924,884	297,808
Effect of exchange rate changes on cash and cash equivalents	(64)	(6,067)	(939)	(48)	(7,738)	(1,197)

Cash and cash equivalents at end of period	1,280,603	2,449,849	379,028	1,280,603	2,449,849	379,028

Interest paid	—	—	—	—	—	—
Income taxes paid	26,660	26,520	4,103	48,629	63,189	9,776

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CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	Three Months Ended June 30, 2010
	GAAP	<1>	<2>	<3>	<4>	Non-GAAP

Net income attributable to the Company’s shareholders	118,636	(20,865)	(13,158)	5,817	—	90,430

Shares used in calculating diluted net income per ADS	951,230,096	—	—	—	—	951,230,096

Diluted net income per ADS	2.494	(0.439)	(0.276)	0.122	—	1.901

	Three Months Ended June 30, 2011
	GAAP	<1>	<2>	<3>	<4>	Non-GAAP

Net income attributable to the Company’s shareholders	100,245	—	—	5,407	2,400	108,052

Shares used in calculating diluted net income per ADS	1,022,443,935	—	—	—	—	1,022,443,935

Diluted net income per ADS	1.961	—	—	0.106	0.047	2.114

	Six Months Ended June 30, 2010
	GAAP	<1>	<2>	<3>	<4>	Non-GAAP

Net income attributable to the Company’s shareholders	185,984	(28,538)	(17,899)	10,359	—	149,906

Shares used in calculating diluted net income per ADS	946,882,743	—	—	—	—	946,882,743

Diluted net income per ADS	3.928	(0.603)	(0.378)	0.219	—	3.166

IR-125

CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures-(Continued)

(In RMB in thousands, except shares and per share data)

	Six Months Ended June 30, 2011
	GAAP	<1>	<2>	<3>	<4>	Non-GAAP
Net income attributable to the Company’s shareholders	341,089	—	(157,253)	2,950	4,000	190,786

Shares used in calculating diluted net income per ADS	1,024,631,867	—	—	—	—	1,024,631,867

Diluted net income per ADS	6.658	—	(3.070)	0.058	0.078	3.724

<1>	Investment income incurred by business combination achieved in stages, net of tax;
<2>	Net income from discontinued operations income, net of tax;
<3>	Share-based compensation expenses, disclosures for second quarter is presented on this basis for comparative purpose;
<4>	Strategic spending on e-commerce insurance business. In the second quarter and first half of 2011, the Company amended their non-GAAP net income attributable to shareholders as well as their non-GAAP diluted net income per ADS to also exclude strategic spending on e-commerce insurance. Disclosures for previous periods are presented on this basis for comparative period.

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For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2777 x 850

Email: qiusr@cninsure.net

Source: CNinsure Inc.